

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2024

Sardar Biglari
Chairman of the Board of Directors and Chief Executive Officer
Biglari Holdings Inc.
19100 Ridgewood Parkway, Suite 1200
San Antonio, Texas 78259

> **Re: Biglari Holdings Inc.**
> **Cracker Barrel Old Country Store, Inc.**
> **PREC14A filed September 23, 2024 by Biglari Holdings Inc. et al.**
> **File No. 001-25225**

Dear Sardar Biglari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed September 23, 2024

General

1. Refer to the following statement on page 12: "Mr. Biglari disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise accordingly.

2. Disclosure on page 22 states that "[u]nder applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals." However, subsequent disclosure on page 22 indicates that "if you receive proxy materials only from the Company, then brokers will be entitled to vote your shares on 'routine' matters without instructions from you." Please revise to address this apparent discrepancy.

3. We note the Schedule 13D amendment filed by the Biglari Group on August 20, 2024. Please advise us as to why such filing was made over two months after Mr. Biglari

delivered a letter addressed to the Chairman of the Board discussing, among other matters, "Biglari's desire to gain representation on the Board." Refer to Exchange Act Rule 13d-2(a).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions